Exhibit 99.1

Fusion Fuel Announces Al Shola Gas Contracted Engineering Project Portfolio of $5.2 Million Across 87 Projects

Approximately 74% of Contracted Value Already in Execution, with Proposals Submitted for Approximately $13.6 Million of New Projects

Engineering Installations May Create Opportunities for Long-Term LPG Supply and Recurring Revenue

Six New Projects Awarded in September; Formal Work Order Received for $939,000 Motor City Development

Dublin, Ireland, October 28, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a diversified energy platform, today announced that its indirect subsidiary, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), an industrial liquefied petroleum gas (“LPG”) engineering and distribution company with operations in the United Arab Emirates (“UAE”), had 87 LPG engineering contracts in its contracted engineering project portfolio as of October 14, 2026, with an aggregate contract value of approximately AED 19.2 million ($5.2 million), excluding VAT.

Approximately 74% of that value relates to projects on which work has already commenced. The portfolio includes six new LPG engineering subcontracts awarded to Al Shola Gas during September 2026, with an anticipated aggregate project value of approximately AED 1.07 million ($290,000). The Company also announced that Al Shola Gas has received the formal work order for the multi-tower residential development in Motor City previously announced on August 20, 2026.

Contracted Engineering Portfolio and Expected Revenue Recognition

As of October 14, 2026, Al Shola Gas’s contracted engineering project portfolio comprised 87 LPG engineering contracts, together with 13 related change orders (i.e., agreed modifications to the original scope of work, such as additions to or changes in the specified works, and the related price adjustments), with an aggregate contract value of approximately AED 19.2 million ($5.2 million), excluding VAT.

Work has commenced on 56 of these contracts, which, together with related change orders, represent approximately AED 14.2 million ($3.9 million), or approximately 74% of the aggregate contract value. The remaining 31 contracts, representing approximately AED 5.0 million ($1.4 million), are expected to commence as site readiness and approvals permit. Of the contracts on which work has commenced, 39 commenced during 2026.

As of September 30, 2026, approximately $1.0 million of the aggregate contracted engineering portfolio had been recognized as revenue over the life of the projects to date, leaving approximately $4.2 million remaining to be recognized. Based on current project schedules, Al Shola Gas expects to recognize approximately $1.0 million of this amount in the fourth quarter of 2026 and approximately $2.2 million in 2027. That is approximately $3.2 million over the next 15 months, with the remaining approximately $1.0 million relating to projects with longer schedules extending beyond 2027. The contracted engineering project portfolio relates solely to Al Shola Gas’s engineering, procurement and installation business and does not include its bulk LPG supply contracts or LPG cylinder supply contracts. Accordingly, the portfolio represents only one component of Al Shola Gas’s overall business and should not be interpreted as its total contracted revenue base.

New Engineering Awards Expand Commercial Footprint

During September 2026, Al Shola Gas entered into six new LPG engineering subcontracts in Dubai South, Dubai Hills, Al Quoz Industrial Area 4 and Warsan 4th in Dubai, with an anticipated aggregate value of approximately AED 1.07 million ($290,000).

The projects encompass more than 215 residential units and an 80-unit commercial cloud kitchen facility, including:

●	A five-story residential building with 85 apartments in Dubai South, valued at approximately AED 248,000 ($67,500).
●	A seven-story residential building with 94 apartments in Dubai South, valued at approximately AED 240,000 ($65,400).
●	An 80-kitchen commercial cloud kitchen development in Al Quoz Industrial Area 4, valued at approximately AED 210,000 ($57,200).
●	A ten-story residential tower in Warsan 4th, valued at approximately AED 200,000 ($54,500).
●	A five-story residential building with 36 apartments in Dubai South, valued at approximately AED 110,000 ($30,000).
●	A two-story private villa with basement in Dubai Hills, valued at approximately AED 57,000 ($15,500).

Under the subcontracts, Al Shola Gas will be responsible for the design, supply, installation, testing and commissioning of complete LPG systems, including bulk storage tanks and vaporizers where applicable, pressure regulation and distribution piping, kitchen-level connections, gas leak detection and emergency shut-off systems, and the procurement of Dubai Civil Defense approvals.

Several projects also include individual gas metering infrastructure, which may create opportunities for Al Shola Gas to establish ongoing LPG supply and utility service relationships following completion, although there can be no assurance that any such relationships will be established. Any such potential recurring revenue streams are separate from the contracted engineering portfolio announced today.

Motor City Development Advances Into Execution

Separately, Al Shola Gas has received the formal work order from the general contractor for the multi-tower residential development in Motor City, the largest of the projects announced by the Company on August 20, 2026. The work order confirms a lump-sum contract value of AED 3.45 million ($939,000), excluding VAT. The value of this project was included in the Company’s August 20, 2026 announcement and is not included in the September 2026 totals above.

The formal work order moves the Motor City project from award into execution, subject to the conditions described below. Under its terms, the work order constitutes a binding agreement between Al Shola Gas and the general contractor for the ordered works, superseding all prior offers and negotiations, and remains binding until a formal subcontract agreement is executed on terms consistent with the general contractor’s contract with the project owner. It fixes the contract price, with no price escalation permitted, and sets out the full scope of work, allowing Al Shola Gas to commence procurement and mobilization.

The scope comprises the design, supply, installation, testing and commissioning of the development’s complete LPG system, including two 2,000 USG underground storage tanks, four 300 kg/hr vaporizers, central pressure regulation, gas detection systems, boiler connections and kitchen-level connections with individual gas meters. As announced on August 20, 2026, the Company estimated that the Motor City and Studio City projects, together with projects relating to other properties, represent combined potential annual utility revenue of approximately AED 2.95 million to AED 3.75 million ($805,000 to $1.02 million).

The work order also establishes the payment schedule, under which Al Shola Gas is entitled to 60% of the contract price upon delivery and approval of materials, 35% upon installation and inspection approval, and the remaining 5% upon testing, commissioning, authority approval and handover, in each case on 90-day payment terms and subject to a 10% retention released in two equal stages, on completion and at the end of the 365-day defects liability period. The work order remains subject to customary conditions, including the provision of a performance guarantee and the approval of Al Shola Gas’s pre-qualification by the engineer, client and relevant authorities.

Repeat Developer Business and Additional Project Opportunities

Al Shola Gas’s contracted engineering portfolio spans high-rise and mid-rise residential towers, mixed-use residential and commercial developments, private villas, and commercial kitchens for restaurants, cafés and cloud kitchen operators across Dubai.

It includes three contracts on developments with a combined value of approximately AED 9.2 million ($2.5 million): two residential developments in Motor City with contract values of approximately AED 3.95 million ($1.08 million) and AED 3.45 million ($939,000), announced by the Company on December 3, 2025 and August 20, 2026, respectively, and the Terra Heights dual-tower residential development in Expo City Dubai, announced by the Company on April 7, 2026, with a contract value of approximately AED 1.8 million ($490,000). The value of the first Motor City contract reflects its current contract value; the Company’s December 3, 2025 announcement described a project value of approximately $1.23 million. Other significant projects include a residential tower in Business Bay with 32 residential floors and a mixed-use residential and commercial building in Studio City.

Fourteen customers have awarded Al Shola Gas multiple contracts, reflecting repeat business with developers and contractors in Dubai.

Indicative completion dates for the contracts in the portfolio extend through the end of 2028. These dates are based on current project plans and are not fixed, and actual completion dates may vary depending on site conditions and access, material availability, and decisions and approvals from consultants, clients and authorities. Certain projects have experienced extended timelines, including two projects that commenced in 2021 and 2023, respectively, for which completion has been delayed due to delays in decisions and approvals on the clients’ side. Both projects remain active, and Al Shola Gas has received payment for all invoices issued for them to date.

In addition to its contracted engineering project portfolio, Al Shola Gas has submitted proposals for new LPG engineering projects with a combined value of approximately AED 50 million ($13.6 million).

These proposals remain subject to client evaluation and award, and there can be no assurance that any of them will result in contracts, or as to the timing, value or terms of any contracts that may be awarded.

2026 Revenue Outlook

Fusion Fuel continues to expect consolidated revenue of approximately €16 million to €18 million for the full year 2026, compared with approximately €14.4 million in 2025, representing anticipated year-over-year growth of approximately 11% to 25%. The approximately $1.0 million of engineering revenue Al Shola Gas expects to recognize from its contracted portfolio in the fourth quarter is one contributor to that outlook, alongside Al Shola Gas’s LPG distribution operations, BrightHy Solutions’ contracted projects and BioSteam Energy’s first facility, as outlined in the Company’s first half 2026 results announced on October 14, 2026.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “Al Shola Gas continues to build on its established engineering and LPG distribution platform, supported by a growing contracted project portfolio and long-standing relationships with developers and contractors in the UAE. Al Shola Gas now has 87 contracts in its engineering project portfolio, valued at approximately $5.2 million, with roughly three-quarters of that value relating to projects on which work has commenced, and a base of repeat clients. In September we added six new engineering subcontracts across residential, villa and commercial projects in Dubai, and the formal work order for Motor City, subject to its customary conditions, establishes a fixed-price commitment for our largest announced project with a defined payment schedule.

“Importantly, our engineering installations may create opportunities to establish recurring LPG supply relationships as projects are completed, potentially extending the value of these contracts beyond the initial engineering work. With approximately $13.6 million in additional project proposals submitted, which remain subject to client evaluation and award, we believe Al Shola Gas has opportunities to expand its commercial footprint and contribute to our broader strategy of building a diversified energy platform with multiple sources of revenue and long-term cash flows.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) is a diversified energy platform offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its operating businesses Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Al Shola Gas provides full-service industrial LPG solutions, including the design, supply, and maintenance of LPG systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients. Through Royal Uranium Inc., the Company also holds a portfolio of uranium and natural gas royalty and other interests across Canada, Colombia and Argentina.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated project values of the six new LPG engineering subcontracts awarded in September 2026, individually and in the aggregate; the value and execution of the contracts and change orders in Al Shola Gas’s contracted engineering project portfolio, including the expected commencement of the 31 contracts on which work has not yet commenced and the indicative completion dates of contracts in the portfolio; the expected amount and timing of revenue recognition from the contracted engineering portfolio, including approximately $1.0 million in the fourth quarter of 2026, approximately $2.2 million in 2027 and approximately $1.0 million thereafter; the expected number of residential and commercial units to be served by the projects; the Motor City work order, including the satisfaction of its conditions, the execution of a formal subcontract agreement, the commencement of procurement and mobilization, and the receipt of payments and release of retentions under its payment schedule; the potential for gas metering infrastructure and completed installations to result in ongoing LPG supply and utility service relationships, and the potential annual utility revenue of approximately AED 2.95 million to AED 3.75 million ($805,000 to $1.02 million) from the Motor City, Studio City and other projects; the proposals submitted by Al Shola Gas for new projects with a combined value of approximately AED 50 million ($13.6 million) and the potential award of contracts in respect of those proposals; the Company’s 2026 revenue outlook and expected year-over-year revenue growth, and the expected contributions to that outlook from Al Shola Gas, BrightHy Solutions and BioSteam Energy; and the Company’s strategy of building a diversified energy platform with multiple sources of revenue and long-term cash flows. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the material uncertainty regarding the Company’s ability to continue as a going concern and its dependence on external financing; geopolitical instability or armed conflict in the Middle East, including disruptions to shipping through the Strait of Hormuz and the departure of customers from the region, that could disrupt Al Shola Gas’s operations, sales volumes, supply chain and costs in the UAE; the Company’s ability to support the expansion of the operations of Al Shola Gas; Al Shola Gas’s ability to execute awarded LPG engineering projects on time and within budget; the risk that developers, owners or general contractors delay, suspend, modify or cancel contracted or contemplated projects or change orders, thereby reducing, deferring or eliminating anticipated revenue; the risk that projects take longer to commence or complete than currently indicated, including as a result of site readiness, site conditions and access, material shortages or delays in decisions and approvals from consultants, clients or authorities, which could defer revenue recognition beyond the periods currently expected; the risk that clients fail to pay amounts invoiced when due or at all, including in light of 90-day payment terms, retentions and defects liability periods; the risk that the conditions to the Motor City work order, including pre-qualification approval and the provision of a performance guarantee, are not satisfied, or that a formal subcontract agreement is not executed on the anticipated terms; the risk that proposals submitted by Al Shola Gas do not result in contract awards, or result in awards on less favorable terms than anticipated; the risk that Al Shola Gas does not obtain LPG supply or utility operations contracts upon completion of engineering projects, or that any such contracts generate less revenue than estimated; the risk that the Company does not achieve its 2026 revenue outlook, including as a result of lower sales volumes at Al Shola Gas, the failure of Al Shola Gas’s historical fourth-quarter seasonal pattern to recur, or delays in revenue recognition on BrightHy Solutions’ projects or lower than expected revenue from BioSteam Energy; fluctuations in demand for LPG engineering and distribution services; regulatory approvals and compliance requirements affecting LPG distribution and engineering services in the UAE; volatility in energy markets and LPG and other commodity prices; Al Shola Gas’s ability to obtain sufficient financing, including any performance guarantees, to support operations and growth initiatives; risks related to foreign exchange, including fluctuations in the U.S. dollar against the euro and the potential for adjustment of the AED/USD exchange rate that could reduce the U.S. dollar value of the projects; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as amended by Amendment No. 1 filed with the SEC on October 6, 2026, and in the Company’s other filings with the SEC. All forward-looking statements in this press release are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

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ir@fusion-fuel.eu

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